File No. 1-1401









                                   FORM U-3A-2





                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.





                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                    UNDER RULE U-3A-2 FROM PROVISIONS OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935









                               PECO Energy Company


                      For the Year Ended December 31, 1998

                               PECO Energy Company


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption the following information is submitted.

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF.

PECO Energy Company (PECO Energy), Claimant, is an electric and natural gas distribution utility. The Company engages in the wholesale marketing of electricity on a national basis and participates in joint ventures which provide telecommunication services in the Philadelphia area. Claimant was incorporated in Pennsylvania in 1929 and is located at 2301 Market Street, Philadelphia, PA.

PECO Energy's traditional retail service territory covers 2,107 square miles. Electric service is furnished to an area of 1,972 square miles with a population of about 3.6 million, including 1.5 million in the City of Philadelphia.

PECO Energy operates nuclear, coal, oil, natural gas, landfill gas, and hydro electric generating plants. PECO Energy is also a wholesale power marketer with transactions in 47 states and Canada.

Through Horizon Energy doing business as Exelon Energy, a wholly owned subsidiary of the Company, Claimant engages in the purchase and sale of electricity and natural gas on the retail and wholesale level.

Of the total electric and gas business done by Claimant and its subsidiaries in 1998, the predominant portion was done directly by Claimant as indicated in the following:


                                                        Claimant and
                                                        subsidiaries
                                 Claimant               consolidated

Operating Revenue
   Electric & Gas            $5,210,482,000           $5,235,420,000
Electric Sales -
   MKWH (Gross)                  74,863,733               74,863,733
Electric Customers -
   December 31                    1,493,244                1,493,244
Gas Sales -
   MCF (Natural Gas)             46,768,966 (1)           46,768,966 (1)
Gas Customers -
   December 31                      415,429                  415,429

(1)  Claimant also transported 28,203,553 MCF of gas for its gas customers.

Following is a list of the subsidiary companies of Claimant, and of their States of organization, together with a description of the location and nature of their business:

PECO Energy Power Company - Incorporated in Pennsylvania
         2301 Market Street, Philadelphia, PA
         This company, a wholly owned subsidiary of Claimant and a registered holding company, together with its wholly owned subsidiary, Susquehanna Power Company, owns the Conowingo Hydroelectric Project (Conowingo Project), which was constructed under a federal license dated February 20, 1926, issued by the Federal Power Commission under the Federal Water Power Act of 1920. The original license expired in 1976 after its 50-year term was completed. Subsequently, the Company was issued annual licenses pending Federal Energy Regulatory Commission (FERC) action on the application for a new license. The new license was issued August 14, 1980 and will expire September 1, 2014. PECO Energy Power Company owns that portion of the project located in Pennsylvania, and its portion of the transmission line is leased to and operated by Claimant.

Susquehanna Power Company - Incorporated in Maryland
         2569 Shures Landing Road, Darlington, MD
         This company, a wholly owned subsidiary of PECO Energy Power Company, owns that portion of the Conowingo Project located in Maryland. This property is leased to and operated by Susquehanna Electric Company, a wholly owned subsidiary of Claimant.

The Proprietors of the Susquehanna Canal - Incorporated in Maryland
         Inactive.

Susquehanna Electric Company - Incorporated in Maryland
         2569 Shures Landing Road, Darlington, MD
         This company, a wholly owned subsidiary of Claimant, operates the Conowingo Project. It sells most of the energy produced to Claimant.

Eastern Pennsylvania Development Company (EPDC) - Incorporated in Pennsylvania
         2301 Market Street, Philadelphia, PA
         This company is a wholly owned subsidiary of Claimant whose sole function is to act as a holding company for Adwin Realty Company and Energy Performance Services, Inc.

Adwin Equipment Company (AECO) - Incorporated in Pennsylvania
         2301 Market Street, Philadelphia, PA
         This company is a wholly owned subsidiary of Claimant and is primarily engaged in electrical distribution equipment rental, and owns a 50% managing partnership interest in a co-generation plant.

Adwin (Schuylkill) Cogeneration, Inc. - Incorporated in Pennsylvania
         2301 Market Street, Philadelphia, PA
         This company is a wholly owned subsidiary of AECO and is a special purpose corporation which holds a 33.3% interest in the Grays Ferry Cogeneration Project.

Adwin Realty Company (ARC) - Incorporated in Pennsylvania
         2301 Market Street, Philadelphia, PA
         This company is a wholly owned subsidiary of EPDC and is engaged in real estate development.

Eastern Pennsylvania Exploration Company (EPEC) - Incorporated in Pennsylvania
         Pending dissolution. Ceased operations as of October 31, 1997.
         This wholly owned subsidiary of Claimant is a partner with one or more subsidiaries of other utility companies in a joint venture originally engaged in natural gas exploration and drilling. EPEC no longer participates in drilling and exploration programs.

Energy Performance Services, Inc. (EPS) - Incorporated in Pennsylvania
         2003 Renaissance Blvd., King of Prussia, PA
         EPS is 95% owned by EPDC and is engaged in providing engineering, construction and management services to industrial, commercial and institutional customers, worldwide. EPS has four majority owned subsidiaries, Energy Performance Services (EPS/Canada),Inc., EPS CR. sr., a Czech Republic limited liability company, and EPS Portugal.

PECO Energy Capital LP (PECLP) - Formed in Delaware
         1013 Center Road, Wilmington, DE
         PECLP exists for the sole purpose of issuing partner interests represented by the Claimant's Series A, B and C Preferred Securities.

PECO Energy Capital Corp (PECC) - Incorporated in Delaware
         1013 Center Road, Wilmington, DE
         PECC is the General Partner of PECLP.

Horizon Energy Company (formerly known as PECO Gas Supply Company) -
         Incorporated in Pennsylvania
         965 Chesterbrook Blvd, 62-2, Wayne, PA 19087
         This wholly owned unregulated subsidiary of the Claimant is engaged in the purchase and sale of electricity and natural gas on the retail and wholesale level.

PECO Wireless, LLC - Formed in Delaware
         2301 Market Street, Philadelphia, PA
         This wholly owned subsidiary of the Claimant is the successor of PECO Wireless, Inc. effective January 1, 1998. Peco Wireless, LLC owns 49% of AT&T Wireless PCS of Philadelphia, LLC, and was formed to offer personal communication services in the Philadelphia Major Trading Area.

Exelon Corporation - Incorporated in Pennsylvania
         2600 Monroe Blvd., Norristown, PA 19403
         This wholly owned subsidiary of the Claimant is engaged in providing operation management and consulting services for energy generation equipment and plants.

Energy Trading Company - Incorporated in Delaware
         1013 Centre Road, Wilmington, DE
         This wholly owned subsidiary of the Claimant is engaged in developing and marketing electronic commerce software to facilitate barter trading via the Internet.

2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

CLAIMANT TOGETHER WITH ITS PUBLIC UTILITY SUBSIDIARIES

The properties of Claimant and PECO Energy Power Company are located within Pennsylvania, except that the Claimant holds a 42.59 percent ownership interest in certain generating facilities located in Salem, NJ which presently consist of 942 megawatts of nuclear and 16 megawatts of gas turbine generation as of December 31, 1998. Claimant is also joint operator of a reservoir located near Phillipsburg, NJ. The properties of Claimant's other public utility subsidiaries are located entirely within Maryland. The location of the principal electric generating plants, electric and gas transmission and distribution facilities, including all transmission lines or pipelines which deliver or receive electric energy or gas at state borders, is in southeastern Pennsylvania, with the exception of the jointly owned Keystone and Conemaugh mine-mouth electric generating stations located near Johnstown, PA, and the Salem plant.

The following information, unless otherwise indicated, is as of December 31, 1998:

The electric facilities of Claimant and its subsidiaries with a total net summer capacity of 9,262 megawatts, include nineteen generating stations of which 2,877 megawatts are fossil-fired steam; 844 megawatts are internal combustion; 1,422 megawatts are hydro; and 4,119 megawatts are nuclear. The nineteen generating stations are interconnected through transmission lines, substations and related facilities.

The electric facilities of Claimant also include 88,639 conductor miles of transmission, distribution and street lighting lines serving 1,589,007 electric meters installed on customers' premises. Additional bulk power capacity is available to Claimant through the PJM Interconnection, L.L.C. (PJM) among the properties of Claimant, Pennsylvania Power & Light Company, Public Service Electric and Gas Company, Baltimore Gas and Electric Company, Pennsylvania Electric Company, Metropolitan Edison Company, Jersey Central Power & Light Company, Potomac Electric Power Company, and Conectiv. The maximum peak load (hourly demand) for the calendar year 1998, on the facilities of Claimant and subsidiaries was 7,108 megawatts which occurred on June 26, 1998.

The electricity generating plants of Claimant and subsidiary companies at December 31, 1998 are as follows:

                                                                                               NET SUMMER
NAME OF PLANT                   LOCATION                                  TYPE (A)             CAPACITY -
 CLAIMANT                                                                                      MEGAWATTS
Chester                         Chester, PA on
                                 Delaware River                           G                         39.0
Cromby                          Phoenixville on
                                 Schuylkill River                         S, G, I                  347.7
Delaware                        Central Philadelphia
                                 on Delaware River                        S, G, I                  308.7
Richmond                        Northeast Philadelphia
                                 on Delaware River                        G                         96.0
Schuylkill                      Central Philadelphia
                                 on Schuylkill River                      S, G, I                  198.8
Southwark                       Southeast Philadelphia
                                 on Delaware River                        G                         52.0
Eddystone                       Eddystone, PA on
                                 Delaware River                           S, G                   1,401.0
Peach Bottom Atomic             Near Delta, PA on
 Power Station                  Susquehanna River                         N                        928.0
Keystone                        Near Johnstown, PA                        M, I                     359.3
Muddy Run                       13 miles up-stream
                                 from Conowingo Dam on
                                 the Susquehanna River                    HP                       910.0
Conemaugh                       Near Johnstown, PA                        M, I                     354.3
Moser                           Moser Rd., Pottstown, PA                  G                         51.0
Falls                           Falls Twp., Bucks Co., PA                 G                         51.0
Salem Generating
 Station                        Salem Co., New Jersey                     N, G                     958.0
Croydon                         Bristol Twp., PA                          G                        380.0
Limerick                        Limerick Twp.,
                                 Montgomery Co., PA                       N                      2,249.0
Fairless Hills                  Falls Twp., Bucks Co., PA                 S                         60.0
Pennsbury                       Falls Twp., Bucks Co., PA                 G                          5.7
                                                                                                 -------
     Total for Claimant's Stations                                                               8,749.5
PECO ENERGY POWER COMPANY
SUSQUEHANNA POWER COMPANY
Conowingo                       Near Conowingo, MD,
                                 on Susquehanna River                     H                        512.0
                                                                                                 -------
     Total for Claimant and Subsidiaries                                                         9,261.5
                                                                                                 =======

(A)      G = Gas Turbine
         S = Steam Turbine
         I = Internal Combustion
         N = Nuclear
         M = Mine-mouth, steam turbine HP= Hydro-Pumped Storage H = Hydro

         The following summary shows the relationship of the principal properties by Claimant to those owned by subsidiaries,

                                              OWNED BY           OWNED BY
ELECTRIC PROPERTIES                           CLAIMANT           SUBSIDIARIES                TOTAL
 Generating Capacity (MW)                          8,750             512                       9,262
 Substation Transformer
  Capacity (KVA)                              34,877,382             -0-                  34,877,382

 Transmission and
  Distribution Lines -
  Conductor Miles                                 88,545              94                      88,639

GAS PROPERTIES

 Liquefied Natural Gas
  Storage Capacity (MCF)                       1,200,000             -0-                   1,200,000
  Max. Daily Sendout
   (MCF/Day)                                     157,000             -0-                     157,000

 Propane-Air
  Storage Capacity (Water)
   (Gallons)                                   1,980,000             -0-                   1,980,000
  Max. Daily Sendout
   (MCF/Day)                                      28,800             -0-                      28,800
  Distribution Main
   (Miles)                                         5,788             -0-                       5,788


The Claimant owns 88,639 conductor miles of transmission and distribution lines including 891 conductor miles of 500,000 volts, 1,634 conductor miles of 220,000 volts, 15 conductor miles of 132,000 volts, 570 conductor miles of 66,000 volts, 48,251 conductor miles of 33,000, 13,000 and 4,000 volts, and 37,278 conductor miles of 220-110 volts.

Claimant owns and operates 431 substations with a total installed capacity of 34,877,382 KVA in transformer equipment and 123,000 KW in 25 cycle frequency converter equipment.

The capacities used in this statement are nameplate ratings, except where limited by associated equipment or operating conditions, in which case the limited capacity is used.

Claimant's transmission lines make five connections with Public Service Electric and Gas Company (New Jersey) at the Pennsylvania-New Jersey line: two near New Hope, Pennsylvania, one at Biles Island on the Delaware River near Morrisville, Pennsylvania, one near Bristol, Pennsylvania and one on the Pennsylvania Railroad Company bridge extending between Philadelphia, Pennsylvania and Camden, New Jersey. Claimant's lines also connect with those of Delmarva Power and Light Company at the Pennsylvania-Delaware line near Marcus Hook, Pennsylvania and the Pennsylvania-Maryland state line near Pleasant Grove, Pennsylvania. Connection is also made with the Atlantic City Electric Company at the Pennsylvania-New Jersey state line in Chester, Pennsylvania. Two connections are made with the Baltimore Gas and Electric Company transmission line at the Pennsylvania-Maryland state line near Delta, Pennsylvania. Connection also is made with Susquehanna Power Company, a subsidiary of the Claimant, at the Pennsylvania-Maryland state line near Goat

Hill, Pennsylvania by the transmission lines which the Claimant leases from its subsidiary, PECO Energy Power Company. A line of PECO Energy connects with a line of Susquehanna Power Company at the Pennsylvania-Maryland state line near Slate Hill, Pennsylvania. Connection is also made with Metropolitan Edison Company near York Furnace, Pennsylvania. Finally, Claimant is interconnected with PP&L, Inc. near Towamencin and Elroy, Pennsylvania. Provision of open access transmission service over these lines and all the transmission lines of the Claimant has been delegated to an independent system operator.

GAS PLANTS

Claimant owns and operates the following gate stations where natural gas is received from suppliers:

                                TEXAS EASTER              TRANS-
                                METER STATION             CONTINENTAL                LNG                  PROPANE/
STATION                         FACILITIES                METER STATION              FACILITIES           AIR

Buckingham                                  *
Tilghman St., Chester                       *                   *
West Conshohocken                           *                   *                       *                     *
Ivyland                                                         *
Oreland                                                         *
Pottstown                                                       *
East Greenville                             *
Kennett Square                                                  *
Coatesville                                                     *
Parkesburg                                                      *
USX Dolington/Tyburn Rd.                                        *
Morrisville                                                     *
Cromby-Phoenixville                         *
Lukens-Conshohocken                         *
Planebrook                                  *
Hatfield                                    *
Merck-Worcester                             *
Upper Providence                            *
Eddystone                                   *
Centerpoint                                 *
Hershey Mill                                *
Brookhaven                                  *

Claimant owns and operates a natural gas liquefaction and storage plant at West Conshohocken, Pennsylvania, having the following characteristics:

Gross Liquefaction Capacity:  6,600 MCF/Day (Net 6,000 MCF/Day after boiloff)
Design Sendout Capacity:      157,000 MCF/Day
LNG Tank Capacity:            1,200,000 MCF of Natural Gas

Claimant also owns and operates a propane air peak shaving facility at Chester, Pennsylvania, having the following characteristics:

Design Capacity:              25,000 MCF/Day Propane - Air
On Site LPG Capacity:         Twenty-two 90,000 gallon tanks

Claimant has contracts with Texas Eastern Transmission Corporation (TETCO), Transcontinental Gas Pipe Line Corporation (Transco), and storage services under Service Agreements and Tariffs on file with the Federal Energy Regulatory Commission (FERC). Aggregate annual entitlements are approximately 87 million dekatherms for supply and 21.5 million dekatherms for storage.

                                                                 MAXIMUM                    MAXIMUM
SUPPLY                                      EXPIRATION           DAILY                      ANNUAL

Direct Produce                              3/01                 174,081 dth(w)             46,210,456 dth
                                                                 136,524 dth(s)

                                                                 MAXIMUM
STORAGE                                     EXPIRATION           DAILY                      CAPACITY

CNG GSS Storage Service                     3/31/06               34,020 dth                 3,326,029 dth
Equitrans SS-3 Storage                      4/01/02               12,495                     1,306,250
Texas Eastern SS-1A                         4/30/04               66,401                     4,809,437
Transco GSS Storage                         6/30/01               54,508                     2,667,189
Transco WSS Storage                         3/31/99               43,382                     3,687,492
Transco S-2 Storage                         4/16/01               31,142                     2,799,327
Panhandle Eastern                           3/31/15               29,162                     2,745,990
  FS Storage
Transco ESS Eminence Storage                10/31/13              43,315                       264,320

                                                                 MAXIMUM
TRANSPORTATION                              EXPIRATION           DAILY                      USE

Equitrans STS                               3/31/02               12,495                    to SS-3
Storage
Texas Eastern FT-1                          11/01/02              35,000                    Firm
Transport
Texas Eastern CDS                           11/01/02              49,286                    Firm
Transport
Texas Eastern FTS-2                         3/31/02               13,486                    From SS-3
                                                                                               Storage
Texas Eastern FTS-7                         4/30/15               24,170                    From CNG GSS
                                                                                               Storage
Texas Eastern FTS-8                         4/30/15                9,850                    From CNG GSS
                                                                                               Storage
Transco FT                                  4/31/06              154,278 (Nov-Mar)          Firm
Transport                                                        158,832 (Dec-Feb)

Panhandle Eastern                           3/31/15               29,973 11/1-3/31          From FS
  EFT                                                             14,043 5/1-10/31          Storage

Texas Eastern                               10/31/15              29,210                    From FS
  FT1                                                                                       Storage

Panhandle Eastern                           10/31/15              29,913 (Dec-Mar)          From FS
  LLFT                                                            14,165 (Apr-Nov)          Storage

In addition to the pipeline services rendered under the above contracts, Claimant also purchases short-term spot supplies on a best efforts basis from various gas producers and gas marketing companies. During 1998, total natural gas throughput from all sources, including transportation of customer-owned gas delivered in the Commonwealth of Pennsylvania, was approximately 77.0 million cubic feet.

The maximum one day sendout of Claimant for calendar year 1998 occurred on December 30 and amounted to 551.5 million cubic feet of gas.

PECO ENERGY POWER COMPANY AND SUSQUEHANNA POWER COMPANY

PECO Energy Power Company and its wholly owned subsidiary, Susquehanna Power Company, own the Conowingo Hydroelectric Project, which they constructed under a federal license dated February 20, 1926, issued by the Federal Power Commission under the Federal Water Power Act of 1920. The original license expired in 1976 after its 50-year term was completed. A new license was issued August 14, 1980 and will expire September 1, 2014. This expiration date is concurrent with the license for the Claimant's Muddy Run Pumped Storage Project. The common expiration date was based on FERC's desire to provide for concurrent future relicensing of both projects since they are contiguous and are coordinated in operation.

Susquehanna Power Company owns the dam, power plant and substations which are located at Conowingo, Maryland, on the Susquehanna River about four miles above tidewater, and also owns the portion of the pool and transmission lines in Maryland. PECO Energy Power Company owns the portion of the pool and transmission lines in Pennsylvania. These properties are operated under lease by the affiliated company as described under Item 1.

The dam is of solid concrete masonry construction and is approximately 4,650 feet in length, including the powerhouse, headworks, regulating gates, gate-controlled spillway and abutments. The power station has a total rated installed generating capacity of 512,000 kilowatts consisting of seven original hydro-electric generating units each rated at 36,000 kilowatts capacity, and four additional units installed in 1964 each rated at 65,000 kilowatts capacity. The total station capacity has been reduced to 410 MW in the summer season due to the water releases required by FERC. The reservoir extends upstream about 15 miles over land on which licensee subsidiaries of the Claimant have flowage rights.

There are two transmission substations having a total rated capacity of 610,000 KVA. One, located on the roof of Conowingo Station, has a rated capacity of 560,000 KVA and steps up the energy generated at Conowingo Station from 13,200 volts to 230,000 volts for transmission to the electric lines of the Claimant. The other is a 13,200-33,000 volt substation with a rated capacity of 50,000 KVA, from which energy is supplied to Conowingo Power Company, an affiliate of Conectiv, and to the Claimant for distribution.

There are 63 circuit miles of 220,000 volt transmission lines and 29 circuit miles of 33,000 volt transmission lines. The 220,000 volt transmission lines consist of two single circuit lines supported on steel towers, of which 42 circuit miles, from the Conowingo plant to the Maryland-Pennsylvania state line, near Goat Hill, Pennsylvania, are owned by Susquehanna Power Company, and the balance of 21 circuit miles from the Maryland-Pennsylvania state line to a point at the boundary between West Nottingham and East Nottingham Townships in Pennsylvania are owned by PECO Energy Power Company. The 33,000 volt transmission lines are owned by Susquehanna Power Company.

3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

(A) NUMBER OF KWH OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

                                            KWH SOLD (AT RETAIL OR WHOLESALE)
ELECTRIC SALES BY     INTERCOMPANY                  OTHER                           TOTAL

PECO Energy Co.            -                   74,863,732,646(a)                74,863,732,646
PECO Energy
  Power Co.                -                           -                               -
Susquehanna
   Power Co.               -                           -                               -
Susquehanna
   Electric Co.      1,699,183,465                     -                         1,699,183,465

Note: (a) - Reflects gross deliveries including 3,482,934,000 kilowatthours accounted for under the purchased and interchange power account.

GAS SALES BY                       MCF OF GAS DISTRIBUTED AT RETAIL

PECO Energy Co.                            46,768,966

(B) - NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

                                      None

(C) - NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.


                                                      KWH SOLD (AT WHOLESALE)
ELECTRIC SALES BY              INTERCOMPANY                    OTHER                           TOTAL

PECO Energy Co.                      -                    40,740,889,686(a)               40,740,889,686
PECO Energy
  Power Co.                          -                           -                               -
Susquehanna
   Power Co.                         -                           -                               -
Susquehanna
   Electric Co.               1,699,183,465                      -                         1,699,183,465

Note: (a) - Includes a delivery of 3,482,934,000 kilowatthours of energy to PJM some portion of which was sold at state lines, but the amount so sold cannot be determined. This energy is accounted for using the purchased and interchange power account.

GAS SALES BY             MCF OF GAS DISTRIBUTED AT WHOLESALE

PECO Energy Co.                  None


(D) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

                                    KWH PURCHASED AT STATE LINE
ELECTRIC
PURCHASES BY                  INTERCOMPANY                    OTHER                           TOTAL

PECO Energy Co.               1,699,183,465               3,000,000,000(a)*                4,699,183,465
PECO Energy
  Power Co.                          -                           -                               -
Susquehanna
   Power Co.                         -                           -                               -
Susquehanna
   Electric Co.                      -                           -                               -

* Estimated
Note: (a) - PECO Energy Company also received 32,548,000,000 kilowatthours of energy from PJM, a portion of which was purchased at state lines, but the amount purchased cannot be determined. This energy is accounted for using the purchased and interchange power account.

GAS PURCHASED BY             MMCF OF GAS PURCHASED AT STATE LINE

PECO Energy Co.                       46,768,966

4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

          (A) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

                                      None

          (B) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

                                      None

          (C) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

                                      None

          (D) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

                                      None

          (E) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

                                      None

                                    EXHIBITS

Exhibit A -    Consolidating statement of income and retained earnings of
               Claimant and its subsidiary companies for the calendar year 1998, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

Exhibit B -    Financial Data Schedule.

Exhibit C -    Not Applicable.

        *****************************************************************

                                   SIGNATURES


The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February 1999.



                                         PECO Energy Company
                                         2301 Market Street
                                         Philadelphia, PA 19103


                                         /s/ Jean H. Gibson
                                         ----------------------------------
                                         Vice President & Controller




CORPORATE SEAL


Attest:


       /s/ T. D. Cutler
-----------------------------
     Corporate Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:




Jean H. Gibson                Vice President & Controller
------------------------------------------------------------------
      (Name)                         (Title)



                         PECO Energy Company 2301 Market
                   Street, PO Box 8699, Philadelphia, PA 19101
        ----------------------------------------------------------------
                                (Mailing Address)

                              PECO Energy Company and Subsidiary Companies
                                   Consolidating Statement of Income
                                 Twelve Months Ended December 31, 1998
                                         (Thousands of Dollars)

                                                                                               Exhibit A
                                                                                                 1 of 15

                                                                                                PECO
                                         Consolidated                                          Energy
                                            Totals       Eliminations    Combined Totals      Company
Operating Revenues
   Electric                              $ 4,810,840      $    76,639      $ 4,887,479      $ 4,835,778
   Gas                                       399,642               --          399,642          399,642
                                         -----------      -----------      -----------      -----------
     Total Operating Revenues              5,210,482           76,639        5,287,121        5,235,420
                                         -----------      -----------      -----------      -----------
Operating Expenses
   Fuel and Energy Interchange             1,751,819           29,998        1,781,817        1,781,817
   Operating and Maintenance               1,128,792           21,283        1,150,075        1,119,730
   Early Retirement and Separation
     Programs                                124,200               --          124,200          124,200
   Depreciation                              642,842               --          642,842          640,764
   Taxes Other Than Income                   279,515               --          279,515          276,328
                                         -----------      -----------      -----------      -----------
     Total Operating Expenses              3,927,168           51,281        3,978,449        3,942,839
                                         -----------      -----------      -----------      -----------
Operating Income                           1,283,314           25,358        1,308,672        1,292,581
                                         -----------      -----------      -----------      -----------
Other Income and Deductions
   Interest Charges                         (330,842)         (35,412)        (366,254)        (333,961)
   Company Obligated Mandatorily
     Redeemable Preferred Securities
     of a Partnership, which holds
     Solely Subordinated Debentures
     of the Company                          (30,694)              --          (30,694)         (30,694)
   Allowance for Funds Used During
     Construction                              3,522               --            3,522            3,522
   Other, Net                                (73,268)         (44,296)        (117,564)         (77,006)
                                         -----------      -----------      -----------      -----------
Total Other Income and Deductions           (431,282)         (79,708)        (510,990)        (438,139)
                                         -----------      -----------      -----------      -----------
Income Before Income Taxes and
   Extraordinary Item                        852,032          (54,350)         797,682          854,442
Income Taxes                                 319,654               --          319,654          322,064
                                         -----------      -----------      -----------      -----------
Income Before Extraordinary Item             532,378          (54,350)         478,028          532,378
Extraordinary Item                           (19,654)              --          (19,654)         (19,654)
                                         -----------      -----------      -----------      -----------
Net Income (Loss)                        $   512,724      $   (54,350)     $   458,374      $   512,724
                                         ===========      ===========      ===========      ===========

                                  PECO Energy Company and Subsidiary Companies
                                        Consolidating Statement of Income
                                      Twelve Months Ended December 31, 1998
                                             (Thousands of Dollars)

                                                                                                       Exhibit A
                                                                                                         2 of 15

                                                  PECO                                                   PECO
                                                Energy         Susquehanna           PECO               Energy
                                                 Power           Electric           Energy              Capital
                                               Company           Company           Wireless          Corporation
Operating Revenues
   Electric                                   $ 21,590           $ 30,111           $     --           $     --
   Gas                                              --                 --                 --                 --
                                              --------           --------           --------           --------
     Total Operating Revenues                   21,590             30,111                 --                 --
                                              --------           --------           --------           --------
Operating Expenses
   Fuel and Energy Interchange                      --                 --                 --                 --
   Operating and Maintenance                        --             30,198                 --                147
   Early Retirement and Separation
     Programs                                       --                 --                 --                 --
   Depreciation                                  2,078                 --                 --                 --
   Taxes Other Than Income                       2,614                573                 --                 --
                                              --------           --------           --------           --------
     Total Operating Expenses                    4,692             30,771                 --                147
                                              --------           --------           --------           --------
Operating Income                                16,898               (660)                --               (147)
                                              --------           --------           --------           --------
Other Income and Deductions
   Interest Charges                                511                 (4)                --            (32,800)
   Company Obligated Mandatorily
     Redeemable Preferred Securities
     of a Partnership, which holds
     Solely Subordinated Debentures
     of the Company                                 --                 --                 --                 --
   Allowance for Funds Used During
     Construction                                   --                 --                 --                 --
   Other, Net                                      (18)               116            (44,800)            34,115
                                              --------           --------           --------           --------
Total Other Income and Deductions                  493                112            (44,800)             1,315
                                              --------           --------           --------           --------

Income Before Income Taxes and
   Extraordinary Item                           17,391               (548)           (44,800)             1,168
Income Taxes                                     7,686               (616)                (2)               899
                                              --------           --------           --------           --------
Income Before Extraordinary Item                 9,705                 68            (44,798)               269
Extraordinary Item                                  --                 --                 --                 --
                                              --------           --------           --------           --------
Net Income (Loss)                             $  9,705           $     68           $(44,798)          $    269
                                              ========           ========           ========           ========

                                  PECO Energy Company and Subsidiary Companies
                                        Consolidating Statement of Income
                                      Twelve Months Ended December 31, 1998
                                             (Thousands of Dollars)
                                                                                                       Exhibit A
                                                                                                         3 of 15

                                                                                                         PECO
                                                                  Horizon           Energy              Energy
                                                                  Energy            Trading           Transition
                                                Exelon            Company           Company              Trust
Operating Revenues
   Electric                                   $     --           $     --           $     --           $     --
   Gas                                              --                 --                 --                 --
                                              --------           --------           --------           --------
     Total Operating Revenues                       --                 --                 --                 --
                                              --------           --------           --------           --------
Operating Expenses
   Fuel and Energy Interchange                      --                 --                 --                 --
   Operating and Maintenance                        --                 --                 --                 --
   Early Retirement and Separation
     Programs                                       --                 --                 --                 --
   Depreciation                                     --                 --                 --                 --
   Taxes Other Than Income                          --                 --                 --                 --
                                              --------           --------           --------           --------
     Total Operating Expenses                       --                 --                 --                 --
                                              --------           --------           --------           --------
Operating Income                                    --                 --                 --                 --
                                              --------           --------           --------           --------
Other Income and Deductions
   Interest Charges                                 --                 --                 --                 --
   Company Obligated Mandatorily
     Redeemable Preferred Securities
     of a Partnership, which holds
     Solely Subordinated Debentures
     of the Company                                 --                 --                 --                 --
   Allowance for Funds Used During
     Construction                                   --                 --                 --                 --
   Other, Net                                   (5,896)           (23,826)              (249)                --
                                              --------           --------           --------           --------
Total Other Income and Deductions               (5,896)           (23,826)              (249)                --
                                              --------           --------           --------           --------

Income Before Income Taxes and
   Extraordinary Item                           (5,896)           (23,826)              (249)                --
Income Taxes                                    (2,102)            (8,188)               (87)                --
                                              --------           --------           --------           --------
Income Before Extraordinary Item                (3,794)           (15,638)              (162)                --
Extraordinary Item                                  --                 --                 --                 --
                                              --------           --------           --------           --------
Net Income (Loss)                             $ (3,794)          $(15,638)          $   (162)          $     --
                                              ========           ========           ========           ========

                          PECO Energy Company and Subsidiary Companies
                   Consolidating Statement of Unappropriated Retained Earnings
                              Twelve Months Ended December 31, 1998
                                     (Thousands of Dollars)
                                                                                       Exhibit A
                                                                                         4 of 15


                                                                                         PECO
                                         Consolidated                   Combined        Energy
                                            Totals      Eliminations     Totals        Company
Balance at January 1, 1998                $(792,239)     $      --     $(792,239)     $(756,370)

Additions:
   Net Income for twelve months ended
   December 31, 1998 excluding Equity
   in Earnings of Subsidiary
   Companies)                               512,724             --       512,724        567,074

Dividends Received from
   Subsidiary Companies                          --         25,402        25,402         25,402
                                          ---------      ---------     ---------      ---------
     Total Additions                        512,724         25,402       538,126        592,476
                                          ---------      ---------     ---------      ---------
Deductions:

   Cash Dividends Declared
     Preferred Stock                         13,109             --        13,109         13,109
     Common Stock                           223,198         25,402       248,600        223,198

Stock Repurchase Forward Contract             7,677             --         7,677          7,677

Capital Stock Activity
   Long-Term Incentive Plan                  12,157             --        12,157         12,157
   Expenses                                  (2,731)            --        (2,731)            --
                                          ---------      ---------     ---------      ---------
     Total Deductions                       253,410         25,402       278,812        256,141
                                          ---------      ---------     ---------      ---------
Balance at December 31, 1998              $(532,925)     $      --     $(532,925)     $(420,035)
                                          =========      =========     =========      =========

                               PECO Energy Company and Subsidiary Companies
                        Consolidating Statement of Unappropriated Retained Earnings
                                   Twelve Months Ended December 31, 1998
                                          (Thousands of Dollars)
                                                                                               Exhibit A
                                                                                                 5 of 15


                                              PECO                                                PECO
                                             Energy         Susquehanna          PECO            Energy
                                              Power          Electric           Energy           Capital
                                             Company          Company          Wireless        Corporation
Balance at January 1, 1998                   $ (1,330)        $   (464)        $ (6,436)        $(10,275)

Additions:
   Net Income for twelve months ended
   December 31, 1998 excluding Equity
   in Earnings of Subsidiary
   Companies)                                   9,705               68          (44,798)             269

Dividends Received from
   Subsidiary Companies                            --               --               --               --
                                             --------         --------         --------         --------
     Total Additions                            9,705               68          (44,798)             269
                                             --------         --------         --------         --------
Deductions:

   Cash Dividends Declared
     Preferred Stock                               --               --               --               --
     Common Stock                               9,809               --            3,313           12,030

Stock Repurchase Forward Contract                  --               --               --               --

Capital Stock Activity
   Long-Term Incentive Plan                        --               --               --               --
   Expenses                                        --               --               --           (2,731)
                                             --------         --------         --------         --------
     Total Deductions                           9,809               --            3,313            9,299
                                             --------         --------         --------         --------
Balance at December 31, 1998                 $ (1,434)        $   (396)        $(54,547)        $(19,305)
                                             ========         ========         ========         ========

                             PECO Energy Company and Subsidiary Companies
                      Consolidating Statement of Unappropriated Retained Earnings
                                 Twelve Months Ended December 31, 1998
                                        (Thousands of Dollars)

                                                                                             Exhibit A
                                                                                               6 of 15


                                                                                                 PECO
                                                              Horizon           Energy          Energy
                                                              Energy            Trading       Transition
                                              Exelon          Company           Company         Trust
Balance at January 1, 1998                   $ (6,103)        $(11,123)        $   (138)        $  --

Additions:
   Net Income for twelve months ended
   December 31, 1998 excluding Equity
   in Earnings of Subsidiary
   Companies)                                  (3,794)         (15,638)            (162)           --

Dividends Received from
   Subsidiary Companies                            --               --               --            --
                                             --------         --------         --------         -----
     Total Additions                           (3,794)         (15,638)            (162)           --
                                             --------         --------         --------         -----
Deductions:

   Cash Dividends Declared
     Preferred Stock                               --               --               --            --
     Common Stock                                  --               --              250            --

Stock Repurchase Forward Contract                  --               --               --            --

Capital Stock Activity
   Long-Term Incentive Plan                        --               --               --            --
   Expenses                                        --               --               --            --
                                             --------         --------         --------         -----
     Total Deductions                              --               --              250            --
                                             --------         --------         --------         -----
Balance at December 31, 1998                 $ (9,897)        $(26,761)        $   (550)        $  --
                                             ========         ========         ========         =====

                                           PECO Energy Company and Subsidiary Companies
                                                   Consolidating Balance Sheet
                                                        December 31, 1998
                                                      (Thousands of Dollars)

                                                                                                                        Exhibit A
                                                                                                                          7 of 15

                                                                                                                         PECO
                                                          Consolidated                            Combined              Energy
                                                             Totals            Eliminations         Totals             Company
Assets

Utility Plant, at Original Cost
   Electric - Transmission & Distribution                   $ 3,833,780        $        --        $ 3,833,780        $ 3,681,234
   Electric - Generation                                      1,713,430                 --          1,713,430          1,713,430
   Gas                                                        1,131,999                 --          1,131,999          1,131,999
   Common                                                       407,320                 --            407,320            407,320
                                                            -----------        -----------        -----------        -----------
                                                              7,086,529                 --          7,086,529          6,933,983
     Less:  Accumulated Provision for Depreciation            2,891,321                 --          2,891,321          2,854,508
                                                            -----------        -----------        -----------        -----------
                                                              4,195,208                 --          4,195,208          4,079,475
Nuclear Fuel, Net                                               141,907                 --            141,907            141,907
Construction Work in Progress                                   272,590                 --            272,590            268,618
Leased Property, Net                                            154,308                 --            154,308            154,308
                                                            -----------        -----------        -----------        -----------
     Net Utility Plant                                        4,764,013                 --          4,764,013          4,644,308
                                                            -----------        -----------        -----------        -----------

Current Assets
   Cash and Temporary Cash Investments                           48,083                 --             48,083             40,745
   Accounts Receivable, net
     Customers                                                   97,527                 --             97,527             89,427
     Other                                                      213,229            458,255            671,484            162,941
   Inventories, at Average Cost
     Fossil Fuel                                                 79,488                 --             79,488             79,488
     Materials and Supplies                                      82,068                 --             82,068             81,879
   Deferred Energy Costs - Gas                                   29,847                 --             29,847             29,847
   Other                                                         19,013                 --             19,013             18,770
                                                            -----------        -----------        -----------        -----------
     Total Current Assets                                       569,255            458,255          1,027,510            503,097
                                                            -----------        -----------        -----------        -----------

Deferred Debits and Other Assets
   Competitive Transition Charge                              5,274,624                 --          5,274,624          5,274,624
   Recoverable Deferred Income Taxes                            614,445                 --            614,445            614,445
   Deferred Non-pension Postretirement Benefit Costs             90,915                 --             90,915             90,915
   Investments                                                  550,904                 --            550,904            525,431
   Investments in Subsidiary Companies                               --            261,077            261,077            253,532
   Loss on Reacquired Debt                                       77,165                 --             77,165             77,165
   Other                                                        107,042                 --            107,042            102,322
                                                            -----------        -----------        -----------        -----------
     Total Deferred Debits and Other Assets                   6,715,095            261,077          6,976,172          6,938,434
                                                            -----------        -----------        -----------        -----------
   Total                                                    $12,048,363        $   719,332        $12,767,695        $12,085,839
                                                            ===========        ===========        ===========        ===========

                                        PECO Energy Company and Subsidiary Companies
                                                Consolidating Balance Sheet
                                                     December 31, 1998
                                                   (Thousands of Dollars)

                                                                                                                  Exhibit A
                                                                                                                    8 of 15

                                                              PECO                                                 PECO
                                                             Energy         Susquehanna         PECO              Energy
                                                              Power          Electric          Energy            Capital
                                                            Company          Company          Wireless         Corporation
Assets

Utility Plant, at Original Cost
   Electric - Transmission & Distribution                   $ 152,545        $       1         $      --         $      --
   Electric - Generation                                           --               --                --                --
   Gas                                                             --               --                --                --
   Common                                                          --               --                --                --
                                                            ---------        ---------         ---------         ---------
                                                              152,545                1                --                --
     Less:  Accumulated Provision for Depreciation             36,813               --                --                --
                                                            ---------        ---------         ---------         ---------
                                                              115,732                1                --                --
Nuclear Fuel, Net                                                  --               --                --                --
Construction Work in Progress                                   3,972               --                --                --
Leased Property, Net                                               --               --                --                --
                                                            ---------        ---------         ---------         ---------
     Net Utility Plant                                        119,704                1                --                --
                                                            ---------        ---------         ---------         ---------

Current Assets
   Cash and Temporary Cash Investments                          7,528             (626)             (105)              654
   Accounts Receivable, net
     Customers                                                     --               --                --                --
     Other                                                      5,497            5,260            95,422           385,436
   Inventories, at Average Cost
     Fossil Fuel                                                   --               --                --                --
     Materials and Supplies                                        --              189                --                --
   Deferred Energy Costs - Gas                                     --               --                --                --
   Other                                                          235               --                --                --
                                                            ---------        ---------         ---------         ---------
     Total Current Assets                                      13,260            4,823            95,317           386,090
                                                            ---------        ---------         ---------         ---------

Deferred Debits and Other Assets
   Competitive Transition Charge                                   --               --                --                --
   Recoverable Deferred Income Taxes                               --               --                --                --
   Deferred Non-pension Postretirement Benefit Costs               --               --                --                --
   Investments                                                  1,490               --            23,408                --
   Investments in Subsidiary Companies                             --               --                --             7,545
   Loss on Reacquired Debt                                         --               --                --                --
   Other                                                           86               (6)               --             2,570
                                                            ---------        ---------         ---------         ---------
     Total Deferred Debits and Other Assets                     1,576               (6)           23,408            10,115
                                                            ---------        ---------         ---------         ---------
   Total                                                    $ 134,540        $   4,818         $ 118,725         $ 396,205
                                                            =========        =========         =========         =========

                                      PECO Energy Company and Subsidiary Companies
                                              Consolidating Balance Sheet
                                                   December 31, 1998
                                                 (Thousands of Dollars)

                                                                                                              Exhibit A
                                                                                                                9 of 15

                                                                                                                PECO
                                                                             Horizon         Energy            Energy
                                                                             Energy          Trading         Transition
                                                            Exelon         Corporation       Company           Trust
Assets

Utility Plant, at Original Cost
   Electric - Transmission & Distribution                   $     --        $     --         $     --         $     --
   Electric - Generation                                          --              --               --               --
   Gas                                                            --              --               --               --
   Common                                                         --              --               --               --
                                                            --------        --------         --------         --------
                                                                  --              --               --               --
     Less:  Accumulated Provision for Depreciation                --              --               --               --
                                                            --------        --------         --------         --------
                                                                  --              --               --               --
                                                            --------        --------         --------         --------
Nuclear Fuel, Net                                                 --              --               --               --
Construction Work in Progress                                     --              --               --               --
Leased Property, Net                                              --              --               --               --
                                                            --------        --------         --------         --------
     Net Utility Plant                                            --              --               --               --
                                                            --------        --------         --------         --------
                                                                                                              --------
Current Assets
   Cash and Temporary Cash Investments                            72            (190)              --                5
   Accounts Receivable, net
     Customers                                                    --           8,100               --               --
     Other                                                     1,756          15,098               74               --
   Inventories, at Average Cost
     Fossil Fuel                                                  --              --               --               --
     Materials and Supplies                                       --              --               --               --
   Deferred Energy Costs - Gas                                    --              --               --               --
   Other                                                           8              --               --               --
                                                            --------        --------         --------         --------
     Total Current Assets                                      1,836          23,008               74                5
                                                            --------        --------         --------         --------

Deferred Debits and Other Assets
   Competitive Transition Charge                                  --              --               --               --
   Recoverable Deferred Income Taxes                              --              --               --               --
   Deferred Non-pension Postretirement Benefit Costs              --              --               --               --
   Investments                                                   555              82              (62)              --
   Investments in Subsidiary Companies                            --              --               --               --
   Loss on Reacquired Debt                                        --              --               --               --
   Other                                                          --             176               --            1,894
                                                            --------        --------         --------         --------
     Total Deferred Debits and Other Assets                      555             258              (62)           1,894
                                                            --------        --------         --------         --------
   Total                                                    $  2,391        $ 23,266         $     12         $  1,899
                                                            ========        ========         ========         ========

                                          PECO Energy Company and Subsidiary Companies
                                                  Consolidating Balance Sheet
                                                       December 31, 1998
                                                     (Thousands of Dollars)

                                                                                                                      Exhibit A
                                                                                                                       10 of 15

                                                                                                                        PECO
                                                               Consolidated                        Combined            Energy
                                                                  Totals        Eliminations        Totals            Company
Capitalization and Liabilities
Capitalization
Common Shareholders' Equity
   Common Stock                                               $  3,589,031      $    188,609     $  3,777,640     $  3,589,031
   Other Paid-In Capital                                             1,236           156,118          157,354            1,236
   Retained Earnings                                              (532,925)          (83,710)        (616,635)        (525,380)
                                                              ------------      ------------     ------------     ------------
                                                                 3,057,342           261,017        3,318,359        3,064,887

Preferred and Preference Stock
   Without Mandatory Redemption                                    137,472                --          137,472          137,472
   With Mandatory Redemption                                        92,700                --           92,700           92,700
Minority Interest in Preferred Securities of Subsidiaries          349,355                --          349,355               --
Long-Term Debt                                                   2,919,592           360,175        3,279,767        3,279,767
Advance from Subsidiary Companies                                       --            24,195           24,195           24,135
                                                              ------------      ------------     ------------     ------------
     Total Capitalization                                        6,556,461           645,387        7,201,848        6,598,961
                                                              ------------      ------------     ------------     ------------

Current Liabilities
   Notes Payable                                                   525,000                --          525,000          525,000
   Long-Term Debt Due Within One Year                              361,523                --          361,523          361,523
   Capital Lease Obligations Due Within One Year                    69,011                --           69,011           69,011
   Accounts Payable                                                316,292            73,945          390,237          329,632
   Taxes Accrued                                                   170,495                --          170,495          174,687
   Interest Accrued                                                 61,515                --           61,515           61,515
   Deferred Income Taxes                                            14,168                --           14,168           14,622
   Other                                                           217,416                --          217,416          216,977
                                                              ------------      ------------     ------------     ------------
     Total Current Liabilities                                   1,735,420            73,945        1,809,365        1,752,967
                                                              ------------      ------------     ------------     ------------

Deferred Credits and Other Liabilities
   Capital Lease Obligations                                        85,297                --           85,297           85,297
   Deferred Income Taxes                                         2,376,792                --        2,376,792        2,358,172
   Unamortized Investment Tax Credits                              299,999                --          299,999          299,098
   Pension Obligation                                              219,274                --          219,274          217,616
   Non-Pension Postretirement Benefits Obligation                  421,083                --          421,083          419,691
   Other                                                           354,037                --          354,037          354,037
                                                              ------------      ------------     ------------     ------------
     Total Deferred Credits and Other Liabilities                3,756,482                --        3,756,482        3,733,911
                                                              ------------      ------------     ------------     ------------
   Total                                                      $ 12,048,363      $    719,332     $ 12,767,695     $ 12,085,839
                                                              ============      ============     ============     ============

                                          PECO Energy Company and Subsidiary Companies
                                                   Consolidating Balance Sheet
                                                        December 31, 1998
                                                     (Thousands of Dollars)

                                                                                                                       Exhibit A
                                                                                                                        11 of 15

                                                                     PECO                                               PECO
                                                                    Energy        Susquehanna          PECO            Energy
                                                                    Power          Electric           Energy           Capital
                                                                   Company         Company           Wireless        Corporation
Capitalization and Liabilities
Capitalization
Common Shareholders' Equity
   Common Stock                                                  $  24,600        $      10         $ 163,245         $      --
   Other Paid-In Capital                                            74,740            1,050                --            57,365
   Retained Earnings                                                 4,929             (395)          (48,112)          (10,468)
                                                                 ---------        ---------         ---------         ---------
                                                                   104,269              665           115,133            46,897

Preferred and Preference Stock
   Without Mandatory Redemption                                         --               --                --                --
   With Mandatory Redemption                                            --               --                --                --
Minority Interest in Preferred Securities of Subsidiaries               --               --                --           349,355
Long-Term Debt                                                          --               --                --                --
Advance from Subsidiary Companies                                       --               60                --                --
                                                                 ---------        ---------         ---------         ---------
     Total Capitalization                                          104,269              725           115,133           396,252
                                                                 ---------        ---------         ---------         ---------

Current Liabilities
   Notes Payable                                                        --               --                --                --
   Long-Term Debt Due Within One Year                                   --               --                --                --
   Capital Lease Obligations Due Within One Year                        --               --                --                --
   Accounts Payable                                                  9,014            1,630                --              (330)
   Taxes Accrued                                                     4,540              194              (105)              283
   Interest Accrued                                                     --               --                --                --
   Deferred Income Taxes                                                --               --                --                --
   Other                                                                 9              278                --                --
                                                                 ---------        ---------         ---------         ---------
     Total Current Liabilities                                      13,563            2,102              (105)              (47)
                                                                 ---------        ---------         ---------         ---------

Deferred Credits and Other Liabilities
   Capital Lease Obligations                                            --               --                --                --
   Deferred Income Taxes                                            15,807           (1,059)            3,697                --
   Unamortized Investment Tax Credits                                  901               --                --                --
   Pension Obligation                                                   --            1,658                --                --
   Non-Pension Postretirement Benefits Obligation                       --            1,392                --                --
   Other                                                                --               --                --                --
                                                                 ---------        ---------         ---------         ---------
     Total Deferred Credits and Other Liabilities                   16,708            1,991             3,697                --
                                                                 ---------        ---------         ---------         ---------
   Total                                                         $ 134,540        $   4,818         $ 118,725         $ 396,205
                                                                 =========        =========         =========         =========

                                         PECO Energy Company and Subsidiary Companies
                                                 Consolidating Balance Sheet
                                                      December 31, 1998
                                                    (Thousands of Dollars)

                                                                                                                    Exhibit A
                                                                                                                     12 of 15

                                                                                                                       PECO
                                                                                   Horizon           Energy           Energy
                                                                                   Energy           Trading         Transition
                                                                  Exelon           Company          Company           Trust
Capitalization and Liabilities
Capitalization
Common Shareholders' Equity
   Common Stock                                                  $     --         $    100         $    649         $      5
   Other Paid-In Capital                                           13,063            9,900               --               --
   Retained Earnings                                               (9,898)         (26,761)            (550)              --
                                                                 --------         --------         --------         --------
                                                                    3,165          (16,761)              99                5

Preferred and Preference Stock
   Without Mandatory Redemption                                        --               --               --               --
   With Mandatory Redemption                                           --               --               --               --
Minority Interest in Preferred Securities of Subsidiaries              --               --               --               --
Long-Term Debt                                                         --               --               --               --
Advance from Subsidiary Companies                                      --               --               --               --
                                                                 --------         --------         --------         --------
     Total Capitalization                                           3,165          (16,761)              99                5
                                                                 --------         --------         --------         --------

Current Liabilities
   Notes Payable                                                       --               --               --               --
   Long-Term Debt Due Within One Year                                  --               --               --               --
   Capital Lease Obligations Due Within One Year                       --               --               --               --
   Accounts Payable                                                 1,720           46,677               --             1,894
   Taxes Accrued                                                   (2,253)          (6,690)            (161)              --
   Interest Accrued                                                    --               --               --               --
   Deferred Income Taxes                                             (454)              --               --               --
   Other                                                              152               --               --               --
                                                                 --------         --------         --------         --------
     Total Current Liabilities                                       (835)          39,987             (161)           1,894
                                                                 --------         --------         --------         --------

Deferred Credits and Other Liabilities
   Capital Lease Obligations                                           --               --               --               --
   Deferred Income Taxes                                               61               40               74               --
   Unamortized Investment Tax Credits                                  --               --               --               --
   Pension Obligation                                                  --               --               --               --
   Non-Pension Postretirement Benefits Obligation                      --               --               --               --
   Other                                                               --               --               --               --
                                                                 --------         --------         --------         --------
     Total Deferred Credits and Other Liabilities                      61               40               74               --
                                                                 --------         --------         --------         --------
   Total                                                         $  2,391         $ 23,266         $     12         $  1,899
                                                                 ========         ========         ========         ========

                                                                                                           Exhibit A
                                                                                                            13 of 15

                                    PECO Energy Company and Subsidiary Companies
                                              Schedule of Capital Stock
                                                  December 31, 1998

                                                                    Number of Shares                       Amount

                                                              Authorized         Outstanding           (In Thousands)
PECO Energy Company
   Preferred Stock - No Par
      Cumulative (Note)
         $7.48 Series                                           500,000             500,000             $    50,000
         $6.12 Series                                           927,000             927,000                  92,700
         $4.68 Series                                           150,000             150,000                  15,000
         $4.40 Series                                           274,720             274,720                  27,472
         $4.30 Series                                           150,000             150,000                  15,000
         $3.80 Series                                           300,000             300,000                  30,000
         Unclassified                                        12,698,280                   -                       -
                                                             ----------         -----------             -----------
            Total Preferred Stock                            15,000,000           2,301,720                 230,172
                                                             ----------         -----------             -----------
Common Stock - No Par                                       500,000,000         224,684,306               3,589,031
                                                            -----------         -----------             -----------
Total Capital Stock                                                                                     $ 3,819,203
                                                                                                        ===========

Note: Redeemable, at the option of the Company, at the following dollar amounts per share, plus accrued dividends:

                  $4.68 Series - $104.00               $4.30 Series - $112.00
                  $4.40 Series - $112.50               $3.80 Series - $106.00

                  $7.48 Series - None of the shares of this series are subject to redemption prior to April 1, 2003.

                                                                                       Exhibit A
                                                                                        14 of 15
                          PECO Energy Company and Subsidiary Companies
                                   Schedule of Long-Term Debt
                                        December 31, 1998
                                     (Thousands of Dollars)

                                                                                     Due Within
                                                                                       One Year
                                                          Long-Term                (Included in
                                                               Debt             Long-Term Debt)
PECO Energy Company
   First and Refunding Mortgage Bonds
      5-3/8%  Series due 1998                             $       -                    $      -
      7-1/2%  Series due 1999                               250,000                     249,987
      9-1/4%  Series due 1999                                75,000                      74,966
      5-5/8%  Series due 2001                               250,000                           -
      7-3/8%  Series due 2001                                80,000                           -
      8%      Series due 2002                               200,000                           -
      7-1/2%  Series due 2002                               100,000                           -
      7-1/8%  Series due 2002                                     -                           -
      6-1/2%  Series due 2003                               200,000                           -
      6-5/8%  Series due 2003                               250,000                           -
      6-3/8%  Series due 2005                                75,000                           -
      10-1/4% Series due 2007                                36,562                       4,063
      7-3/8%  Series due 2021                                90,000                           -
      7.60%   Series due 2021                                27,030                           -
      6.70%   Series due 2021                               160,560                           -
      6-5/8%  Series due 2022                                29,540                           -
      8-1/4%  Series due 2022                                     -                           -
      8-5/8%  Series due 2022                                     -                           -
      8-3/4%  Series due 2022                                     -                           -
      7-1/8%  Series due 2022                               200,000                           -
      7-1/8%  Series due 2023                               200,000                           -
      7-3/4%  Series due 2023                               100,000                           -
      7-3/4%  Series due 2023                               250,000                           -
      7-1/4%  Series due 2024                               225,000                           -
      Floating Rate Delaware County                          50,000                           -
      Floating Rate Delaware County                          50,000                           -
      Floating Rate Delaware County                          50,000                           -
      Floating Rate Salem County                              4,200                           -
                                                       ------------                ------------
                                                          2,952,892                     329,016
   Medium-Term Notes                                         50,000                      29,936
   Notes Payable-Accounts Receivable Agreement               66,837                           -
   Notes Payable-Banks                                       15,930                       2,571
   Pollution Control Notes                                  212,705                           -
   Unamortized Premium on Long-Term Debt                        111                           -
   Unamortized Discount on Long-Term Debt                   (17,360)                          -
                                                       ------------                ------------
Total PECO Energy Company                               $ 3,281,115                 $   361,523
                                                       ============                ============

                                                                       Exhibit A
                                                                        15 of 15

                  PECO Energy Company and Subsidiary Companies
                          Note to Financial Statements
                                December 31, 1998
                             (Thousands of Dollars)


1. Utility Plant in the balance sheet consists of the following:

                                                     Company       Consolidated

Plant at Original Cost
     Electric - Transmission & Distribution        $3,681,234        $3,833,780

     Electric - Generation                          1,713,430         1,713,430

   Gas                                              1,131,999         1,131,999

   Common, Used in All Services                       407,320           407,320
                                                   ----------        ----------
                                                   $6,933,983        $7,086,529
                                                   ----------        ----------